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Exhibit 21.1

LIST OF SUBSIDIARIES

        The following is a list of subsidiaries of Provectus Pharmaceuticals, Inc., a Nevada corporation, as of December 31, 2002:

Name	Jurisdiction	Type of Entity	% Ownership
Xantech Pharmaceuticals, Inc.	Tennessee	corporation	100%
Pure-ific Corporation	Nevada	corporation	100%

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LIST OF SUBSIDIARIES